                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB


                   General Form For Registration of Securities
                  of Small Business Issuers Under Section 12(b)
                     or 12(g) of the Securities Act of 1934



                                  SHANECY, INC.
                 (Name of Small Business Issuer in Its Charter)



           DELAWARE                                              88-0407731
-------------------------------                             --------------------
(State or Other Jurisdiction of                              (I.R.S. Employer
Incorporation or Organization)                              Identification No.)



13640 WHITE ROCK STATION ROAD POWAY, CA                            92064
---------------------------------------                         ----------
(Address of principal Executive Offices)                        (Zip Code)



(619)673-9203
---------------------------
(Issuer's Telephone Number)



           Securities to be registered under Section 12(b) of the Act:

      Title of Each Class                   Name of Each Exchange on Which
      to be so Registered                   Each Class is to be Registered


--------------------------------          --------------------------------------

--------------------------------          --------------------------------------


           Securities to be registered under Section 12(g) of the Act:


                          Common Stock - .001 Par Value
                                (Title of Class)

                                     PART I

                                     ITEM 1
                          DESCRIPTION OF THE BUSINESS


General

Shanecy, Inc. is filing this Form 10-SB on a voluntary basis in order to make Shanecy, Inc.'s financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities.


Business Development

Shanecy, Inc. was incorporated in Delaware on May 31, 1994. The Company was organized in order to implement management's concept for a home health care analysis and referral service. Management determined that programming and publication costs combined with the considerable changes occurring in the healthcare industry in the mid-1990's necessitated a delay in product development. During 1995 the Company raised funds necessary to keep the Company current in its state fees and taxes by the sale of stock to directors and investors. In January of 1999 the board of directors voted to seek capital and began development of the Company's business plan.

There have been no bankruptcy, receivership or similar proceedings.

There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.


Business of the Issuer

Beginning in 1998, Management determined the Company would complete the development of its home care analysis and referral service for the families of elderly or homebound patients. Management's decision was based primarily on the following factors; 1) mass increase of persons ineligible for long-term hospitalization, 2) discharge of patients unable to immediately return to normal routine, 3) proposed changes in Medicare/Medicaid home care regulations, 4) large numbers of uncertified and unregulated home care providers, and, 5) Internet availability and marketing potential that was unavailable in prior years.

The Company's analysis and referral service will require software programming necessary to develop a system for consumers that integrates such data as a patient's requirements, services offered in their community, coverage by insurance or government agency, and financial constraints of the family. Management cannot estimate at this time what will constitute sufficient funding necessary to complete all programming. Management intends to market its service through direct marketing to home care providers, hospitals and doctors, and use of an Internet website. Management has no market or distribution agreements with any home care providers, doctors, hospitals, or Internet sales sites. Once the Company is sufficiently funded, management will seek out marketing agreements with home care providers and distribution agreements with hospitals and physicians. Management at this time cannot estimate when the Company will have the sufficient funding necessary to begin marketing of its service. Management at this time cannot accurately estimate what will constitute sufficient funding.

The Company has no new product or service planned or announced to the public.

The size and financial strengths of the Company's competitors are substantially greater than those of the Company. Although Management has limited access to in-depth information regarding the operations of the Company's competitors, Management believes that the Company can effectively compete with those competitors because of the unique nature of its analysis which specializes in providing assistance to families caring for patients in their own homes. Management intends to target those consumers who require Home Care Aides (HCA's), homemakers or companions for daily or occasional support. Management also considers it significant that their analysis would provide families with information necessary to determine, with the assistance of their physician, the level of home care required and the services available in their community. Management is not aware of any significant barriers to the Company's entry into the home care analysis and referral market, however, the Company at this time cannot ascertain its exact market share of this market.


Website design and programming are available through numerous suppliers. At this time the Company has no contracts with suppliers and will not initiate negotiations with potential suppliers until such time as the Company has sufficient funding. Management at this time cannot estimate when the Company will have the sufficient funding necessary to begin negotiations with its potential suppliers. Management at this time cannot accurately estimate what will constitute sufficient funding.

The Company intends to offer its services to a broad base of consumers through the Internet and will not depend on any one or a few major customers. When the Company has sufficient funding it will begin marketing to these potential consumers through physician referrals and the Internet site. Management at this time cannot estimate when the Company will have the sufficient funding necessary to begin marketing its services. Management at this time cannot accurately estimate what will constitute sufficient funding.

When the Company has sufficient funding, management will seek legal council to determine if copyright or trademark protection is required. Management at this time cannot accurately estimate what will constitute sufficient funding.

The Company does not need any governmental approval of its principal product or service.

The Company's business is not subject to material regulation by federal, state, or local governmental agencies.

The Company currently has no employees.


Year 2000 Disclosure

Computer programs used in business applications usually have time-sensitive software that may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system data failure that might cause disruption of the user's business activities.

In assessing available software and software programming, the Company has determined that its proposed software will be Year 2000 compatible and any other purchased software will be off-the-shelf software that will be certified Year 2000 compatible for all of its computing requirements. Based upon this assessment, management believes the Year 2000 issue will not pose significant operational problems and will not materially affect future financial results.

The Company currently anticipates purchasing new off-the-shelf Year 2000 compatible software by September 30, 1999, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified, which could have a material adverse effect on the Company's results of operations.


                                     ITEM 2
                     MANAGEMENTS DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION


Plan of Operation

The Company's current cash is sufficient in management's opinion for the next twelve months as it currently has no direct or indirect operating expenses. During the next twelve months, the Company plans to raise additional funds as necessary. Management has not yet determined what source or sources will provide additional funds for the Company. There are no current plans for product research and development. There are no current plans to purchase or sell any significant amount of fixed assets. There are no current plans to increase the number of employees.


Results of Operations

There were no revenues from sales for the period ended November 30, 1998. The Company sustained a net loss of $2 for the period ended November 30, 1998. Losses were primarily attributable to expenditures for operating expenses of the corporation.


Liquidity and Capital Resources

As of November 30, 1998, the Company had $3700 cash on hand and in the bank. The primary costs and operating expenses for the period ended November 30, 1998 were $2 operating expenses.

Currently, the Company maintains a sufficient positive cash balance for working capital. The losses through November 1998 were due to operating expenses.

                                     ITEM 3
                             DESCRIPTION OF PROPERTY

The Company's principal executive office address and telephone number are provided by a Director of the Company at no cost. Management considers the Company's current principal office space arrangement adequate for current and short-term estimated growth.



                                     ITEM 4
                 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major shareholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - January 31, 1999:


Title Of       Name &                        Amount &                 Percent
Class          Address                       Nature of owner          Owned
-----          -------                       ---------------          -----

Common    Ann Myers                          4,500,000(a)             42%
          1605 Mirage Court
          El Cajon, CA 92019


Common    Jill Wright                        4,500,000(b)             42%
          13640 White Rock Station Rd.
          Poway, Ca 92064

(a) Ms. Myers received 50,000 shares of the Company's common stock in 1994 for services, another 50,000 shares were issued to her for services in February 1998. 4,400,000 shares of the Company's common stock were issued to her per a stock split on February 28, 1998.

(b) Ms. Wright received 50,000 shares of the Company's common stock in 1994 for services, another 50,000 shares were issued to her for services in February 1998. 4,400,000 shares of the Company's common stock were issued to her per a stock split on February 28, 1998.

                                     ITEM 5
                    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS,
                               AND CONTROL PERSONS

The Directors and Officers of the Company, all of those whose terms will expire at the 1999 shareholder meeting, or at such a time as their successors shall be elected and qualified, are as follows:


Name & Address                     Age  Position       Date First Elected
--------------                     ---  --------       ------------------

Ann Myers                          68   President,          6/14/94
1605 Mirage Court                       Secretary,
El Cajon, CA 92019                      Director

Jill Wright                        55   Director            6/14/94
13640 White Rock Station Road           Treasurer
Poway, Ca 92064


Each of the foregoing persons may be deemed a "promoter" of the Company, as that term is defined in the rules and regulations promulgated under the Securities and Exchange Act of 1933.

Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

Neither Ms. Myers or Ms. Wright hold directorships in any other reporting company.

No Executive Officer or Director of the Corporation has been the subject of any Order, Judgement, or Decree of any Court of competent jurisdiction, of any regulatory agency enjoining him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities nor has any such person been the subject of any Order of a State authority barring or suspending for more than sixty (60) days, the right of such a person to be engaged in such activities or to be associated with such activities.

No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.

Resumes

Ann Myers, President, Secretary & Director

1991 - Current: Manager - Information Services for public accounting firms; responsibilities include all data processing, firm billings, review and selection of applications software, client MIS consulting.

1982 - 1991: Manager - Data Processing Services for manufacturing firms

1957 -1978: Manager - California Department of Motor Vehicles


Jill Wright, Treasurer & Director

1969 - Current

Management positions in rehabilitation, long term health care, psychiatric health care. Director of Social Service - long term care rehabilitation, Director of Recreation Therapy - psychiatric, Director of Marketing - long term care. Current California Administrator's License in Assisted Living.

Assistant Professor at San Diego State University from 1973 to 1978

BS and MS - Indiana University



                                     ITEM 6
                             EXECUTIVE COMPENSATION

The company's current officers receive no compensation.


                           SUMMARY COMPENSATION TABLE

                                                     Other       Restricted
Name &                                               annual       stock                   LTIP      All other
principle                                            compen-      awards     Options     Payouts     compen-
position          Year      Salary($)    Bonus($)    sation($)     ($)        SARs         ($)      sation($)
--------------------------------------------------------------------------------------------------------------
A Myers           1996         -0-         -0-         -0-         -0-         -0-         -0-         -0-
President         1997         -0-         -0-         -0-         -0-         -0-         -0-         -0-
                  1998         -0-         -0-         -0-          1          -0-         -0-         -0-

J Wright          1996         -0-         -0-         -0-         -0-         -0-         -0-         -0-
Treasurer         1997         -0-         -0-         -0-         -0-         -0-         -0-         -0-
                  1998         -0-         -0-         -0-          1          -0-         -0-         -0-

There are no current employment agreements between the Company and its executive officers.

The Directors and Principal Officers have worked with no remuneration until such time as the Company receives sufficient revenues necessary to provide proper salaries to all Officers and compensation for Directors' participation. The Officers and the Board of Directors have the responsibility to determine the timing of remuneration based upon a positive cash flow to include stock sales, product sales, estimated cash expenditures, accounts receivable, accounts payable, notes payable, and a cash balance of not less than $10,000 at each month end. At this time, management cannot accurately estimate when sufficient revenues will occur to implement this compensation.

There are no annuity, pension or retirement benefits proposed to be paid to officers, directors or employees of the Corporation in the event of retirement at normal retirement date pursuant to any presently existing plan provided or contributed to by the Corporation or any of its subsidiaries, if any.


                                     ITEM 7
                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Ms. Myers (Director, President & Secretary) received 50,000 shares of the Company's common stock in 1994 for services, another 50,000 shares were issued to her for services in February 1998. 4,400,000 shares of the Company's common stock were issued to her per a forward stock split on February 28, 1998.

Ms. Wright (Director & Treasurer) received 50,000 shares of the Company's common stock in 1994 for services, another 50,000 shares were issued to her for services in February 1998. 4,400,000 shares of the Company's common stock were issued to her per a forward stock split on February 28, 1998.



                                     ITEM 8
                            DESCRIPTION OF SECURITIES

The Company's Certificate of Incorporation authorizes the issuance of 25,000,000 Shares of Common Stock, .001 par value per share. There is no preferred stock authorized. Holders of shares of Common Stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of Common Stock have cumulative voting rights. Holders of shares of Common Stock are entitled to share ratable in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of the Company, the holders of shares of Common Stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of Common Stock have no preemptive or other subscription rights, and there are no conversion rights or redemption or sinking fund provisions with respect to such shares. All of the outstanding Common Stock is, and the shares offered by the Company pursuant to this offering will be, when issued and delivered, fully paid and non-assessable.

                                     PART II

                                     ITEM 1
      MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND
                            OTHER SHAREHOLDER MATTERS

The Company, upon approval of the SEC, will file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers (NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

As of the date of this filing, there is no public market for the Company's securities. As of January 31, 1999, the Company had 37 shareholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.


                                     ITEM 2
                                LEGAL PROCEEDINGS

None.

                                     ITEM 3
           CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
                        CONTROL AND FINANCIAL DISCLOSURE

None.


                                     ITEM 4
                     RECENT SALES OF UNREGISTERED SECURITIES

On June 14, 1994, at a special meeting of the board of directors, the shareholders authorized the issuance of 50,000 shares of common stock to each of the officers and directors of the Company for a total of 100,000 Rule 144 shares.

From the period of approximately July 1, 1995 until July 31, 1995, the Company offered and sold 37,000 shares of common stock for $3700. Each prospective investor was given a private placement memorandum designed to disclose all material aspects of an investment in the Company. This offering was pursuant sec 4(2) of the Act, an exemption from registration, and not accompanied by general advertisement or general solicitation.

On February 28, 1998, the Board of Directors authorized the issuance of 50,000 shares of common stock to each of the officers and directors of the Company for a total of 100,000 Rule 144 shares. A forward stock split of 44 to 1 was also authorized, resulting in a total of 10,755,000 shares of common stock issued and outstanding.

                                     ITEM 5
                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's By-Laws allow for the indemnification of Company Officers and Directors in regard to their carrying out the duties of their offices. The By-Laws also allow for reimbursement of certain legal defenses.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling the Company, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.



                                    PART F/S

The audited financial statements of the Company and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountants given upon their authority as an expert in auditing and accounting.

                                    PART III

                                    EXHIBITS

Exhibit A    Financial Statements

             1 Audited financial statements for the year ended March 31, 1997 and the year ended March 31, 1998 and for the period ended November 30, 1998

Exhibit 2        Plan of acquisition, reorganization or liquidation          None
Exhibit 3.(i)    Articles of Incorporation                                   Included
Exhibit 3.(ii)   Bylaws                                                      Included
Exhibit 4        Instruments defining the rights of holders                  None
Exhibit 7        Opinion re: liquidation preference                          None
Exhibit 9        Voting Trust Agreement                                      None
Exhibit 10       Material contracts                                          None
Exhibit 11       Statement re: computation of per share earnings             See Exhibit A
Exhibit 14       Material foreign patents                                    None
Exhibit 16       Letter on change of certifying accountant                   None
Exhibit 21       Subsidiaries of the registrant                              None
Exhibit 24       Power of Attorney                                           None
Exhibit 27       Financial Data Schedule                                     Included
Exhibit 28       Reports furnished to State insurance agencies               None

                                   SIGNATURES

In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        Shanecy, Inc.



Date March 5, 1999                      By  /s/  ANN MYERS
    ----------------------------          ----------------------------------
                                            Ann Myers, President & Director





Date March 5, 1999                      By  /s/  JILL WRIGHT
    ----------------------------          ----------------------------------
                                            Jill Wright, Director

                                   Exhibit A

                                 SHANECY, INC.
                         (A Development Stage Company)

                              FINANCIAL STATEMENTS
                               November 30, 1998
                                 March 31, 1998
                                 March 31, 1997

                               TABLE OF CONTENTS

                                                                            PAGE

INDEPENDENT AUDITORS' REPORT..............................................    1

ASSETS....................................................................    2

LIABILITIES AND STOCKHOLDERS' EQUITY......................................    3

STATEMENT OF OPERATIONS...................................................    4

STATEMENT OF STOCKHOLDERS' EQUITY.........................................    5

STATEMENT OF CASH FLOWS...................................................    6

NOTES TO FINANCIAL STATEMENTS.............................................  7-8

                            BARRY L. FRIEDMAN, P.C.
                          Certified Public Accountant

1582 TULITA DRIVE                                          OFFICE (702) 361-8414
LAS VEGAS, NEVADA 89123                                   FAX NO. (702) 896-0278


                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                             December 11, 1998
Shanecy, Inc.
San Diego, California


     I have audited the accompanying Balance Sheets of Shanecy, Inc., (A Development Stage Company), as of November 30, 1998, March 31, 1998, and March 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the period April 1, 1998, to November 30, 1998, and the two years ended March 31, 1998, and March 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shanecy, Inc., (A Development Stage Company), as of November 30, 1998, March 31, 1998, and March 31, 1997, and the results of its operations and cash flows for the period April 1, 1998, to November 30, 1998, and the two years ended March 31, 1998, and March 31, 1997, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #3 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note #3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ BARRY L. FRIEDMAN
---------------------------
Barry L. Friedman
Certified Public Accountant

                                 SHANECY, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                                     ASSETS

                                November    March     March
                                30, 1998   31, 1998  31, 1997
                                --------   --------  --------
CURRENT ASSETS:
  Cash                           $3,700     $3,700    $3,700
                                 ------     ------    ------
  TOTAL CURRENT ASSETS           $3,700     $3,700    $3,700
                                 ------     ------    ------
OTHER ASSETS:                    $    0     $    0    $    0
                                 ------     ------    ------
  TOTAL OTHER ASSETS             $    0     $    0    $    0
                                 ------     ------    ------
  TOTAL ASSETS                   $3,700     $3,700    $3,700
                                 ======     ======    ======




         See accompanying notes to financial statements & audit report

                                 SHANECY, INC.
                         (A Development Stage Company)

                                 BALANCE SHEET

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                    November    March      March
                                    30, 1998   31, 1998   31, 1997
                                    --------   --------   --------
CURRENT LIABILITIES:                $     0    $     0    $     0
                                    -------    -------    -------
  TOTAL CURRENT LIABILITIES         $     0    $     0    $     0
                                    -------    -------    -------
STOCKHOLDERS' EQUITY:

 Common stock, $0.00001 par value,
 authorized 20,000,000 shares;
 issued and outstanding at
 March 31, 1997-137,000 shares                            $     2

 Common stock, $0.001 par value
 authorized 20,000,000 shares
 issued and outstanding at
 March 31, 1998-10,665,000 shares              $10,665
 November 30, 1998-10,665,000 shs   $10,665

 Additional paid-in capital          -6,963     -6,963      3,699

 Deficit accumulated during
 development stage                       -2         -2         -1
                                    -------    -------    -------
    TOTAL STOCKHOLDER'S EQUITY      $ 3,700    $ 3,700    $ 3,700
                                    -------    -------    -------
  TOTAL LIABILITIES AND
  STOCKHOLDERS' EQUITY              $ 3,700    $ 3,700    $ 3,700
                                    =======    =======    =======




         See accompanying notes to financial statements & audit report

                                 SHANECY, INC.
                         (A Development Stage Company)

                            STATEMENT OF OPERATIONS

                           April 1,         Year           Year       May 31, 1994
                           1998 to         Ended          Ended        (inception)
                           Nov. 30,       Mar. 31,       Mar. 31,      to Nov. 30,
                            1998            1998           1997           1998
                         -----------    -----------    -----------    ------------
INCOME
  Revenue                $         0    $         0    $         0     $         0
                         -----------    -----------    -----------    ------------
EXPENSES:
  General, Selling
  and Administrative     $         0    $         1    $         0     $         2
                         -----------    -----------    -----------    ------------
    Total Expenses       $         0    $         1    $         0     $         2
                         -----------    -----------    -----------    ------------
Net Profit/Loss (-)      $         0    $        -1    $         0     $        -2
                         ===========    ===========    ===========    ============
Net Profit/Loss (-)
per weighted
share (Note 1)           $     .0000    $       NIL    $     .0000     $       NIL
                         ===========    ===========    ===========    ============
Weighted average
number of common
shares outstanding        10,665,000     10,665,000     10,665,000      10,665,000
                         ===========    ===========    ===========    ============




         See accompanying notes to financial statements & audit report

                                 SHANECY, INC.
                         (A Development Stage Company)

                       STATEMENT OF STOCKHOLDER'S EQUITY


                                                       Additional
                                   Common Stock          paid-in        Retained
                               Shares       Amount       capital        Earnings
                             ----------    -------     ----------       --------

Balance,
March 31, 1996                  237,000    $     2       $ 3,699           $-1

Net loss year ended
March 31, 1997                                                               0
                             ----------    -------       -------           ---
Balance,
March 31, 1997                  137,000    $     2       $ 3,699           $-1

February 28, 1998
stock issued
for services                    100,000         +1             0

February 28, 1998
forward stock split
45:1                         10,428,000       +104          -104

Net loss year ended
March 31, 1998                                                             $-1
                             ----------    -------       -------           ---

Balance,
March 31, 1998               10,665,000    $   107       $ 3,595           $-2

October 7, 1998
changed par value
from $0.00001 to
$0.001                                     +10,558       -10,558

Net loss
April 1, 1998 to
November 30, 1998                                                            0
                             ----------    -------       -------           ---

Balance,
November 30, 1998            10,665,000    $10,665       $-6,963           $-2
                             ----------    -------       -------           ---

         See accompanying notes to financial statements & audit report

                                 SHANECY, INC.
                         (A Development Stage Company)

                            STATEMENT OF CASH FLOWS

                                  April 1,       Year           Year       May 31, 1994
                                  1998 to        Ended          Ended       (inception)
                                  Nov. 30,      Mar. 31,       Mar. 31,     to Nov. 30,
                                   1998           1998           1997          1998
                                  --------      -------        --------     ------------

Cash Flows from
Operating Activities:
 Net Loss                         $    0         $   -1         $    0        $    -2
 Adjustment to reconcile
 net loss to net cash
 provided by operating
 activities                            0              0              0              0


Change in assets and
liabilities:
 Increase in current
 liabilities:
 Officers Advances                     0              0              0              0
                                  ------         ------         ------        -------

Net cash used in
operating activities              $    0          $  -1         $    0        $    -2

Cash Flows from
investing activities                   0              0              0              0

Cash Flows from
Financing Activities:
 Issuance of common
 stock for services                                  +1                            +2
 stock for cash                        0              0              0        $+3,700
                                  ------         ------         ------        -------

Net increase (decrease)
in cash                           $    0         $    0         $    0         +3,700

Cash,
beginning of period                3,700          3,700          3,700              0
                                  ------         ------         ------        -------

Cash, end of period               $3,700         $3,700         $3,700        $ 3,700
                                  ------         ------         ------        -------

         See accompanying notes to financial statements & audit report

                                 SHANECY, INC.
                         (A Development Stage Company)

                         NOTES TO FINANCIAL STATEMENTS
             November 30, 1998, March 31, 1998, and March 31, 1997

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized May 31, 1994, under the laws of the State of Nevada, as Shanecy, Inc. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company.

     On June 14, 1994, the Company issued 100,000 shares of its $0.00001 par value common stock for services of $1.00.

     On July 31, 1995, the Company issued 37,000 shares of its $0.00001 par value common stock for cash of $3,700.00.

     On February 28, 1998, the Company issued 100,000 shares of its $0.00001 par value common stock for services of $1.00.

     On February 28, 1998, the Company approved a forward stock split on the basis of 45:1 thus increasing the outstanding common stock from 237,000 shares to 10,665,000 shares.

     On October 7, 1998, the State of Nevada approved the Company's restated Articles of Incorporation, which changed the par value from $0.00001 to $0.001.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting policies and procedures have not been determined except as follows:

     1. The Company uses the accrual method of accounting.

     2. Earnings per share is computed using the weighted average number of common shares outstanding.

     3. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     4. The Company has adopted a fiscal year end of March 31.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

                                 SHANECY, INC.
                         (A Development Stage Company)

                    NOTES TO FINANCIAL STATEMENTS CONTINUED

              November 30, 1998, March 31, 1998, and March 31, 1997

NOTE 4 - RELATED  PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. Office space and services are provided without charge by a shareholder. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.